EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED FEBRUARY 1, 2014

	February1, 2014 (52 weeks)	February2, 2013 (53 weeks)	January 28, 2012 (52 weeks)	January 29, 2011 (52 weeks)	January 30, 2010 (52 weeks)
Earnings:
Earnings before tax expense	$2,282	$2,302	$843	$1,734	$589
Fixed charges	797	823	794	826	881
Capitalized interest	(5)	(3)	(6)	(7)	(10)

Pre-tax earnings before fixed charges	$3,074	$3,122	$1,631	$2,553	$1,460

Fixed charges:
Interest	$448	$465	$441	$455	$512
Portion of rental payments deemed to be interest	349	358	353	371	369

Total fixed charges	$797	$823	$794	$826	$881

Ratio of earnings to fixed charges	3.9	3.8	2.1	3.1	1.7